Exhibit 99.1

Intelligent Living Application Group Inc. Announces Pricing of $600,000 Public Offering of Ordinary Shares

HONG KONG, February 26, 2025 — Intelligent Living Application Group Inc. (NASDAQ: ILAG) (“Intelligent Living” or the “Company”), a premium lockset manufacturer in Hong Kong, today announced the pricing of its “best efforts” public offering of 1,034,483 ordinary shares of the Company at a public offering price of $0.58 per share. Total gross proceeds from the offering, before deducting the placement agent’s fees and other offering expenses, are expected to be approximately $600,000. The offering is expected to close on February 27, 2025, subject to the satisfaction of customary closing conditions.

Craft Capital Management LLC is acting as sole placement agent for the offering.

The Company intends to use the net proceeds from the offering for general corporate purposes, capital expenditures, working capital and general and administrative expenses.

A shelf registration statement on Form F-3 (Registration No. 333-274495) relating to the public offering of the securities described above was previously filed with the Securities and Exchange Commission (SEC) and declared effective on December 4, 2023. A preliminary prospectus supplement and accompanying prospectus relating to the underwritten public offering was filed with the SEC and are available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering may be obtained from Craft Capital Management, 377 Oak St., Lower Concourse, Garden City, NY 11530, Attention: Syndicate Dept.; email: info@craftcm.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Intelligent Living Application Group, Inc.

Phone: +852 2481 7938

Email info@i-l-a-g.com